SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Bleichroeder Acquisition Corp. I

(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value

(Title of Class of Securities)

G1169T 104

(CUSIP Number)

Andrew Gundlach

1345 Avenue of the Americas, Fl 47
New York, NY 10105

212-984-3835

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 4, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G1169T 104

1	Names of Reporting Person. Bleichroeder Sponsor 1 LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,758,333 (1)
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 8,758,333 (1)
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,758,333 (1) (2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 25.9%
14	Type of Reporting Person OO

(1)	Includes 425,000 of the Issuer’s Class A ordinary shares, $0.0001 par value (“Class A Ordinary Shares”) and 8,333,333 of the Issuer’s Class B ordinary shares, $0.0001 par value (“Class B Ordinary Shares” and, together with the Class A Ordinary Shares, the “Ordinary Shares”), which are automatically convertible into Class A Ordinary Shares at the time of the Issuer’s initial business combination on a one-for-one basis, or at any time prior to the Issuer’s initial business combination, at the option of the holder, subject to adjustment as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333- 280777). The 425,000 Class A Ordinary Shares are underlying units (each unit consisting of one Class A Ordinary Share and one right to receive one-tenth (1/10) of one Class A Ordinary Share upon the consummation of the Issuer’s initial business combination), acquired pursuant to a Private Placement Units Purchase Agreement by and between Bleichroeder Sponsor 1 LLC (the “Sponsor”) and the Issuer.
(2)	Excludes 42,500 Class A Ordinary Shares which may be acquired upon the conversion of 425,000 rights upon the consummation of the Issuer’s initial business combination.

CUSIP No. G21301 109

1	Names of Reporting Person. Andrew Gundlach
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 8,758,333 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 8,758,333 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,758,333 (1) (2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 25.9%
14	Type of Reporting Person IN

(1)	Includes 425,000 of the Issuer’s Class A ordinary shares, $0.0001 par value (“Class A Ordinary Shares”) and 8,333,333 of the Issuer’s Class B ordinary shares, $0.0001 par value (“Class B Ordinary Shares” and, together with the Class A Ordinary Shares, the “Ordinary Shares”), which are automatically convertible into Class A Ordinary Shares at the time of the Issuer’s initial business combination on a one-for-one basis, or at any time prior to the Issuer’s initial business combination, at the option of the holder, subject to adjustment as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333- 280777). The 425,000 Class A Ordinary Shares are underlying units (each unit consisting of one Class A Ordinary Share and one right to receive one-tenth (1/10) of one Class A Ordinary Share upon the consummation of the Issuer’s initial business combination), acquired pursuant to a Private Placement Units Purchase Agreement by and between Bleichroeder Sponsor 1 LLC (the “Sponsor”) and the Issuer.
(2)	Excludes 42,500 Class A Ordinary Shares which may be acquired upon the conversion of 425,000 rights upon the consummation of the Issuer’s initial business combination.

CUSIP No. G21301 109

1	Names of Reporting Person. Michel Combes
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 8,758,333 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 8,758,333 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,758,333 (1) (2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 25.9%
14	Type of Reporting Person IN

(1)	Includes 425,000 of the Issuer’s Class A ordinary shares, $0.0001 par value (“Class A Ordinary Shares”) and 8,333,333 of the Issuer’s Class B ordinary shares, $0.0001 par value (“Class B Ordinary Shares” and, together with the Class A Ordinary Shares, the “Ordinary Shares”), which are automatically convertible into Class A Ordinary Shares at the time of the Issuer’s initial business combination on a one-for-one basis, or at any time prior to the Issuer’s initial business combination, at the option of the holder, subject to adjustment as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333- 280777). The 425,000 Class A Ordinary Shares are underlying units (each unit consisting of one Class A Ordinary Share and one right to receive one-tenth (1/10) of one Class A Ordinary Share upon the consummation of the Issuer’s initial business combination), acquired pursuant to a Private Placement Units Purchase Agreement by and between Bleichroeder Sponsor 1 LLC (the “Sponsor”) and the Issuer.
(2)	Excludes 42,500 Class A Ordinary Shares which may be acquired upon the conversion of 425,000 rights upon the consummation of the Issuer’s initial business combination.

SCHEDULE 13D

This Schedule 13D is filed on behalf of Bleichroeder Sponsor 1 LLC, a Delaware limited liability company (the “Sponsor”), Andrew Gundlach and Michel Combes (collectively, the “Reporting Persons”).

Item 1. Security and Issuer

Securities acquired: Class A ordinary shares, $0.0001 par value (“Class A Ordinary Shares”)

Issuer: Bleichroeder Acquisition Corp. I (the “Issuer”)

1345 Avenue of the Americas, Floor 47, New York, NY 10105.

Item 2. Identity and Background

(a) This statement is filed by:

(i) the Sponsor, which is the holder of record of approximately 25.9% of the issued and outstanding ordinary shares (“Ordinary Shares”) of the Issuer (33,758,333) based on the number of Class A Ordinary Shares (25,425,000) and Class B ordinary shares, $0.0001 par value (“Class B Ordinary Shares”) (8,333,333) outstanding as of November 4, 2024, as reported by the Issuer in Exhibit 99.1 to its Current Report on Form 8-K, filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on November 8, 2024;

(ii) Andrew Gundlach, the Chief Executive Officer, President and Chairman of the Board of Directors of the Issuer and a managing member of the Sponsor; and

(iii) Michel Combes, one of the Issuer’s Co-Founders and the manager of MC Advisory L.L.C-FZ, an entity formed in Dubai and a managing member of the Sponsor.

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The address of the principal business and principal office of each of the Sponsor, Andrew Gundlach and Michel Combes is 1345 Avenue of the Americas, Floor 47, New York, NY 10105.

(c) The Sponsor’s principal business is to act as the Issuer’s sponsor. The principal occupation of Mr. Gundlach is the Chief Executive Officer, President and Chairman of the Board of Directors of the Issuer. The principal occupation of Mr. Combes is the Co-Founder of the Issuer.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Sponsor is a Delaware limited liability company. Mr. Gundlach is a citizen of the United States. Mr. Combes is a citizen of France.

Item 3. Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the Ordinary Shares currently beneficially owned by the Reporting Persons was $4,275,000. The source of these funds was the working capital of the Sponsor.

Item 4. Purpose of the Transaction

In connection with the organization of the Issuer, on June 25, 2024, 7,187,500 Class B Ordinary Shares (the “Founder Shares”) were purchased by the Sponsor for the amount of $25,000, pursuant to a Securities Subscription Agreement, dated as of June 25, 2024, by and between the Sponsor and the Issuer (the “Founder Share Purchase Agreement”), as more fully described in Item 6 of this Schedule 13D which information is incorporated herein by reference. On October 2, 2024, the Issuer capitalized $239.58 standing to the credit of the Issuer’s share premium account and issued an additional 2,395,833 Founder Shares to its Sponsor, resulting in the Sponsor holding an aggregate of 9,583,333 Founder Shares.

On November 4, 2024, simultaneously with the consummation of the Issuer’s Initial Public Offering (the “IPO”), the Sponsor purchased 425,000 units (“Placement Units”) of the Issuer at $10.00 per Placement Unit, pursuant to a Private Placement Units Purchase Agreement, dated as of October 31, 2024, by and between the Issuer and the Sponsor (the “Placement Units Purchase Agreement”), as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference. Each Placement Unit consists of one Class A Ordinary Share and one right to receive one-tenth (1/10) of one Class A Ordinary Share upon the consummation of the Issuer’s initial business combination (as described more fully in the Issuer’s Final Prospectus dated October 31, 2024).

The Ordinary Shares owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of the Ordinary Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Ordinary Shares held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to certain lock-up restrictions as further described in Item 6 below.

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D.

With respect to paragraph (b) of Item 4, the Issuer is a newly organized blank check company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Under various agreements between the Issuer and the Reporting Persons as further described in Item 6 below, the Sponsor and Mr. Gundlach have agreed (A) to vote their shares in favor of any proposed business combination and (B) not to redeem any shares in connection with a shareholder vote (or tender offer) to approve (or in connection with) a proposed initial business combination. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect to the Issuer.

Item 5. Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of Ordinary Shares beneficially owned by the Reporting Persons (on the basis of a total of 33,758,333 Ordinary Shares, including 25,425,000 Class A Ordinary Shares and 8,333,333 Class B Ordinary Shares, outstanding as of November 4, 2024, as reported by the Issuer in Exhibit 99.1 to its Current Report on Form 8-K, filed by the Issuer with the SEC on November 8, 2024) are as follows:

Sponsor

a)		Amount beneficially owned: 8,758,333	Percentage: 25.9%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	8,758,333
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	8,758,333
	iv.	Shared power to dispose or to direct the disposition of:	0
Andrew Gundlach
a)		Amount beneficially owned: 8,758,333	Percentage: 25.9%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	8,758,333
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	8,758,333

Michel Combes

Amount beneficially owned: 8,758,333	Percentage: 25.9%
Number of shares to which the Reporting Person has:
Sole power to vote or to direct the vote:	0
Shared power to vote or to direct the vote:	8,758,333
Sole power to dispose or to direct the disposition of:	0
Shared power to dispose or to direct the disposition of:	8,758,333

MC Advisory L.L.C-FZ, an entity formed in Dubai (of which Mr. Combes, is the manager), as well as Mr. Gundlach, are the managing members of the Sponsor and hold voting and investment discretion with respect to the Ordinary Shares held of record by the Sponsor. As such, each of Mr. Combes and Mr. Gundlach may be deemed to have beneficial ownership of the securities held of record by the Sponsor. Each of Mr. Combes and Mr. Gundlach disclaims any beneficial ownership of the securities held of record by the Sponsor other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(c) None of the Reporting Persons has effected any transactions of Ordinary Shares during the 60 days preceding the date of this report, except as described in Item 4 and Item 6 of this Schedule 13D, which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Founder Share Purchase Agreement between the Issuer and Sponsor

In connection with the organization of the Issuer, on June 25, 2024, 7,187,500 Founder Shares were purchased by the Sponsor for the amount of $25,000, pursuant to the Founder Share Purchase Agreement. On October 2, 2024, the Issuer capitalized $239.58 standing to the credit of the Issuer’s share premium account and issued an additional 2,395,833 Founder Shares to its Sponsor, resulting in the Sponsor holding an aggregate of 9,583,333 Founder Shares. The Founder Share Purchase Agreement provided that up to 1,250,000 Founder Shares purchased by the Sponsor were subject to forfeiture to the extent that the underwriter of the IPO did not exercise its overallotment option in full. As a result of the underwriters’ election to not exercise their over-allotment option on November 4, 2024, the 1,250,000 Founder Shares were forfeited.

The description of the Founder Share Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.7 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on July 12, 2024 (and is incorporated by reference herein as Exhibit 10.1).

Placement Units Purchase Agreement between the Issuer and Sponsor

On November 4, 2024, simultaneously with the consummation of the IPO, the Sponsor purchased 425,000 Placement Units pursuant to the Placement Units Purchase Agreement. The Placement Units and the securities underlying such Placement Units are subject to a lock up provision in the Placement Units Purchase Agreement, which provides that such securities shall not be transferable, saleable or assignable until 30 days after the consummation of the Issuer’s initial business combination, subject to certain limited exceptions as described in the Insider Letter (as defined below).

The description of the Placement Units Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on November 5, 2024 (and is incorporated by reference herein as Exhibit 10.2).

Insider Letter

On November 4, 2024, in connection with the IPO, the Issuer, the Sponsor, Mr. Gundlach and certain other parties thereto entered into a letter agreement (the “Insider Letter”). Pursuant to the Insider Letter, the Sponsor and Mr. Gundlach agreed (A) to vote their Founder Shares, any Ordinary Shares underlying the Placement Units and any public shares in favor of any proposed business combination, except that it or he shall not vote any Class A Ordinary Shares that it or he purchased after the Issuer publicly announces its intention to engage in such proposed business combination for or against such proposed business combination, (B) not to propose an amendment to the Issuer’s Amended and Restated Memorandum and Articles of Association (i) that would modify the substance or timing of the Issuer’s obligation to redeem 100% of the public shares if the Issuer does not consummate a business combination within 24 months from the completion of the IPO, or (ii) with respect to any other provision relating to the rights of holders of Class A Ordinary Shares or pre-initial business combination activity, unless the Issuer provides the holders of public shares with the opportunity to redeem such shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Issuer’s trust account set up in connection with the IPO (the “Trust Account”) including interest earned on the funds held in the Trust Account and net of taxes payable, divided by the number of then outstanding public shares, (C) not to redeem any Ordinary Shares in connection with a shareholder vote to approve the Issuer’s proposed initial business combination or a vote to amend the provisions of the Issuer’s Amended and Restated Memorandum and Articles of Association relating to shareholders’ rights or pre-business combination activity and (D) that the Founder Shares and any Ordinary Shares underlying the Placement Units shall not participate in any liquidating distribution upon winding up if a business combination is not consummated. The Sponsor also agreed that, in the event of the liquidation of the Trust Account of the Issuer, it will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever which the Issuer may become subject to as a result of any claim by any vendor or other person (other than the Company’s independent public accountants) who is owed money by the Issuer for services rendered or products sold to or contracted for the Issuer, or by any target business with which the Issuer has entered into a letter of intent, confidentiality or other similar agreement or business combination agreement, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account below (i) $10.00 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of taxes payable; provided that such indemnity shall not apply if such vendor or prospective target business executes an agreement waiving any claims against the Trust Account.

The description of the Insider Letter is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.4 to the Form 8-K filed by the Issuer with the SEC on November 5, 2024 (and is incorporated by reference herein as Exhibit 10.3).

Registration Rights Agreement

On November 4, 2024, in connection with the IPO, the Issuer and the Sponsor entered into a registration rights agreement with the Issuer, pursuant to which the Sponsor was granted certain demand and “piggyback” registration rights, which will be subject to customary conditions and limitations, including the right of the underwriters of an offering to limit the number of shares offered. The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.2 to the Form 8-K filed by the Issuer with the SEC on November 5, 2024 (and is incorporated by reference herein as Exhibit 10.4).

Item 7. Material to be Filed as Exhibits

Exhibit 10.1	Securities Subscription Agreement, dated as of June 25, 2024, by and between the Issuer and Bleichroeder Sponsor 1 LLC (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on July 12, 2024).

Exhibit 10.2

Private Placement Units Purchase Agreement, dated as of October 31, 2024, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on November 5, 2024).

Exhibit 10.3	Letter Agreement, dated as of October 31, 2024, by and among the Issuer, the Sponsor and the Issuer’s officers and directors (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on November 5, 2024).

Exhibit 10.4

Registration Rights Agreement, dated as of October 31, 2024, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on November 5, 2024).

Exhibit 99.1	Joint Filing Agreement, November 12, 2024, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 12, 2024	Bleichroeder Sponsor 1 LLC

	By:	/s/ Andrew Gundlach
		Name:	Andrew Gundlach
		Title:	Managing Member

Date: November 12, 2024

	By:	/s/ Andrew Gundlach
Andrew Gundlach

Date: November 12, 2024		/s/ Michel Combes
Michel Combes